UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2025
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

Investor Relations PRESS RELEASE

Televisa Reports First Quarter 2025 Results

Consolidated
•	Revenue and Operating Segment Income (“OSI”) declined by 6.1% and 3.1% respectively, translating into a 37.8% margin.
•	OSI margin expanded by 100 basis points driven by efficiencies and synergies.
•	Operating Cash Flow (“OCF”)[1], grew by 2.2%, for a 26.0% margin.
•	OCF margin increased by 200 basis points due to a combination of opex and capex optimizations.

Cable
•	Passed 12.5 thousand homes with fiber-to-the-home (“FTTH”), reaching more than 19.9 million homes passed with our network.
•	Broadband subscribers of 5.6 million, with 5.8 thousand disconnections as we keep focusing on value customers as well as customer retention and satisfaction.
•	Mobile subscribers of 380 thousand, with 46.1 thousand net adds as we relaunched an innovative mobile virtual network operations (“MVNO”) service late last year.
•	Revenue fell by 3.1% mainly due to the decline in our Enterprise Operations, but also a slightly lower customer base.

Sky
•	Total Revenue Generating Units (“RGUs”) of 4.7 million, with 330.8 thousand disconnections.
•	Revenue declined by 13.2%, driven by an RGUs base decrease of 19.3%.

Earnings Call Date and Time: Wednesday, April 30, 2025, at 11:00 A.M. ET.
Conference ID # is 6298539

From the U.S.: +1 (877) 883 0383	International callers: +1 (412) 902 6506
Rebroadcast: +1 (877) 344 7529	Rebroadcast: +1 (412) 317 0088

The teleconference will be rebroadcast starting at 12:00 P.M. ET with the access code #1855331 on April 30th and will end at midnight on May 14th.

1 OCF is defined as total OSI minus capital expenditures in property, plant and equipment. A reconciliation of total OSI to consolidated operating income, and the amount of capital expenditures in property, plant and equipment, are presented in the Notes of Segment Information, and Property, Plant and Equipment, respectively, to our Interim Unaudited Condensed Consolidated Financial Statements as of March 31, 2025 and December 31, 2024, and for the three months ended March 31, 2025 and 2024.

Consolidated Results

Mexico City, April 29, 2025 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the first quarter of 2025. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”).

The financials statements have been adjusted to reflect the impact of the spin-off of the Company for the incorporation of Ollamani, S.A.B., which took place on January 31, 2024. Results for the period of one month ended January 31, 2024 from our former Other Businesses segment’s net assets that were spun off are presented as discontinued operations.

The following table sets forth condensed consolidated statements of income for the quarters ended March 31, 2025 and 2024, in millions of Mexican pesos:

	1Q’25	Margin	1Q’24	Margin	Change
		%		%	%
Revenues	14,973.6	100.0	15,951.4	100.0	(6.1)
Operating segment income (1)	5,702.1	37.8	5,883.4	36.8	(3.1)
(1) The operating segment income margin is calculated as a percentage of segment revenues.
Revenues decreased by 6.1% to Ps.14,973.6 million in the first quarter of 2025, compared with Ps.15,951.4 million in the first quarter of 2024. This decrease was mainly due to the revenue decline in the Sky segment. Operating segment income decreased by 3.1%, translating into a 37.8% margin.

The following table sets forth condensed consolidated statements of income for the quarters ended March 31, 2025 and 2024, in millions of Mexican pesos:

	1Q'25	Margin %	1Q'24	Margin %	Change %
Revenues	14,973.6	100.0	15,951.4	100.0	(6.1)
Net income	331.5	2.2	951.7	6.0	n/a
Net income attributable to stockholders of the Company	319.8	2.1	951.8	6.0	n/a
Segment revenues	15,081.7	100.0	15,992.3	100.0	(5.7)
Operating segment income (1)	5,702.1	37.8	5,883.4	36.8	(3.1)
(1) The operating segment income margin is calculated as a percentage of segment revenues.

Net income attributable to stockholders of the Company decreased by Ps.632.0 million, to Ps.319.8 million in the first quarter of 2025, compared with Ps.951.8 million in the first quarter of 2024.

This decrease reflected (i) a Ps.2,491.9 million unfavorable change in other income or expense, net; (ii) a Ps.56.8 million decrease in income from discontinued operations; and (iii) an unfavorable change of Ps.11.8 million in net income or loss attributable to non-controlling interests.

These unfavorable variances were partially offset by (i) a Ps.456.0 million increase in operating income before other expense; (ii) a Ps.704.7 million decrease in finance expense, net; (iii) a Ps.447.8 million favorable change in share of income or loss of associates and joint ventures, net; and (iv) a Ps.320.0 million decrease in income taxes.

First-quarter Results by Business Segment

The following table presents first quarter consolidated results ended March 31, 2025 and 2024, for each of our business segments. Consolidated results for the first quarter of 2025 and 2024 are presented in millions of Mexican pesos.

Revenues	1Q’25%		1Q’24%		Change %
Cable	11,537.7	76.5	11,908.7	74.5	(3.1)
Sky	3,544.0	23.5	4,083.6	25.5	(13.2)
Segment Revenues	15,081.7	100.0	15,992.3	100.0	(5.7)
Intersegment Operations (1)	(108.1)		(40.9)
Revenues	14,973.6		15,951.4		(6.1)

Operating Segment Income (2)	1Q’25	Margin %	1Q’24	Margin %	Change %
Operating Segment Income (2)	5,702.1	37.8	5,883.4	36.8	(3.1)
Corporate Expenses	(118.6)	(0.8)	(185.8)	(1.2)	(36.2)
Depreciation and Amortization	(4,451.8)	(29.7)	(5,035.0)	(31.6)	(11.6)
Other (expense) income, net	(198.7)	(1.3)	2,293.2	14.4	n/a
Intersegment Operations (1)	(43.0)	(0.3)	(29.9)	(0.2)	43.8
Operating income	890.0	5.9	2,925.9	18.3	n/a
(1) For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2) Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other (expense) income, net.

Cable Operating Metrics

Total net additions for the quarter were 29.1 thousand RGUs mainly driven by the gain of 61.7 thousand voice subscribers and 46.1 thousand mobile subscribers. While we lost 5.8 thousand broadband subscribers and 73.0 thousand video subscribers, both disconnection numbers showed material sequential improvement as we keep focusing on value customers and working on customer retention and satisfaction.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of March 31, 2025 and 2024.

RGUs	1Q’25 Net Adds	1Q’25	1Q’24
Video	(72,982)	3,773,536	4,062,248
Broadband	(5,762)	5,620,444	5,689,143
Voice	61,731	5,444,680	5,355,450
Mobile	46,139	380,112	317,924
Total RGUs	29,126	15,218,772	15,424,765

Sky Operating Metrics

During the quarter, Sky had around 330.8 thousand RGUs net disconnections, mainly driven by the loss of 291.5 thousand video RGUs.

The following table sets forth the breakdown of RGUs per type of service for Sky as of March 31, 2025 and 2024.

RGUs	1Q’25 Net Adds	1Q’25	1Q’24
Video	(291,504)	4,404,534	5,354,994
Broadband	(36,188)	314,697	480,875
Voice	(11)	186	323
Mobile	(3,107)	12,394	28,604
Total RGUs	(330,810)	4,731,811	5,864,796

Revenues and Operating Segment Income

First quarter segment revenues decreased by 5.7% to Ps.15,081.7 million compared with Ps.15,992.3 million in the first quarter of 2024. Revenues in our MSO operations fell by 3.0%, mainly driven by a slightly lower subscriber base. Revenues in our Enterprise Operations decreased by 4.5%. Finally, Sky’s revenues declined by 13.2%, driven by the year-on-year RGUs decrease.

First quarter operating segment income decreased by 3.1% to Ps.5,702.1 million compared with Ps.5,883.4 million in the first quarter of 2024. The margin reached 37.8%, increasing by around 100 basis points year-on-year due to efficiencies and synergies that have been implemented over the last few quarters.

The following table presents first-quarter consolidated results ended March 31, 2025 and 2024, for each of our business segments. Consolidated results for the year and the first quarter of 2025 and 2024 are presented in millions of Mexican pesos.

Revenue (1)	1Q'25	1Q'24	Change %
Millions of Mexican pesos
MSO Operations (1)	10,521.2	10,844.4	(3.0)
Enterprise Operations (1)	1,016.5	1,064.3	(4.5)
Cable	11,537.7	11,908.7	(3.1)
Sky	3,544.0	4,083.6	(13.2)
Segment Revenues	15,081.7	15,992.3	(5.7)
Operating Segment Income	5,702.1	5,883.4	(3.1)
Margin (%)	37.8	36.8
(1) Revenue results for our MSO and Enterprise operations include consolidation adjustments.

Corporate Expense

Corporate expense decreased by Ps.67.2 million, or 36.2%, to Ps.118.6 million in the first quarter of 2025, from Ps.185.8 million in the first quarter of 2024. The decrease reflected primarily a decline in share-based compensation expense.

Share-based compensation expense in the first quarter 2025 and 2024 amounted to Ps.123.7 million and Ps.186.4 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other Income or Expense, Net

Other income or expense, net, changed by Ps.2,491.9 million, to other expense, net, of Ps.198.7 million in the first quarter of 2025, from other income, net, of Ps.2,293.2 million in the first quarter of 2024. This change reflected primarily the absence in the first quarter of 2025 of a non-cash gain on sale of property to certain companies in our former Other Businesses segment that we recognized on January 31, 2024, in connection with the spin-off that we carried out on that date. This unfavorable variance was partially offset by (i) a decrease in loss on disposition of equipment; and (ii) a decrease in expense related to legal and financial advisory services.

The following table sets forth the breakdown of cash and non-cash other income or expense, net, stated in millions of Mexican pesos, for the quarters ended March 31, 2025 and 2024.

Other (Expense) Income, Net	1Q’25	1Q’24
Cash	(149.2)	(184.4)
Non-cash	(49.5)	2,477.6
Total	(198.7)	2,293.2

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended March 31, 2025 and 2024.

	1Q’25	1Q’24	Favorable (Unfavorable) Change
Interest expense	(1,850.0)	(1,911.2)	61.2
Interest income	641.4	686.3	(44.9)
Foreign exchange gain, net	48.4	55.0	(6.6)
Other finance income, net	731.5	36.5	695.0
Finance expense, net	(428.7)	(1,133.4)	704.7

Finance expense, net, decreased by Ps.704.7 million, or 62.2%, to Ps.428.7 million in the first quarter of 2025, from Ps.1,133.4 million in the first quarter of 2024.

This decrease reflected:

(i)	a Ps.61.2 million decrease in interest expense, primarily in connection with a lower average principal amount of debt in the first quarter of 2025; and
(ii)	a Ps.695.0 million increase in other finance income, net, resulting from a net gain in fair value of our derivative contracts in the first quarter of 2025.

These favorable variances were partially offset by (i) a Ps.6.6 million decrease in foreign exchange gain, net, resulting primarily from a 2.1% appreciation of the Mexican peso against the U.S. dollar in the first quarter of 2025, compared with a 2.3% appreciation of the Mexican peso against the U.S. dollar in the first quarter of 2024; and (ii) a Ps.44.9 million decrease in interest income, explained primarily by lower interest rates on our cash equivalents denominated in Mexican pesos, which was partially offset by a higher average amount of cash equivalents in the first quarter of 2025.

Share of Income or Loss of Associates and Joint Ventures, Net

Share of income or loss of associates and joint ventures, net, changed by Ps.447.8 million, to a share of income of Ps.91.2 million in the first quarter of 2025, from a share of loss of Ps.356.6 million in the first quarter of 2024. This favorable change reflected primarily a share of income of TelevisaUnivision in the first quarter of 2025.

Share of income of associates and joint ventures, net, in the first quarter of 2025, included primarily our share of income of TelevisaUnivision.

Income Taxes

Income taxes decreased by Ps.320.0 million, to Ps.221.0 million in the first quarter of 2025, from Ps.541.0 million in the first quarter of 2024. This decrease reflected primarily a lower amount of taxable income base in the first quarter of 2025, which was partially offset by a higher effective income tax rate.

Net Income or Loss Attributable to Non-controlling Interests

Net income or loss attributable to non-controlling interests changed by Ps.11.8 million to a net income attributable to non-controlling interests of Ps.11.7 million in the first quarter of 2025, compared with a net loss attributable to non-controlling interests of Ps.0.1 million in the first quarter of 2024. This change reflected primarily a net income attributable to non-controlling interests in our Cable segment in the first quarter of 2025.

Capital Expenditures

During the first quarter of 2025, we invested approximately U.S.$87.0 million (Ps.1,777.0 million) in property, plant and equipment as capital expenditures.

The following table sets forth the breakdown of capital expenditures for the first quarter of 2025 and 2024:

Capital Expenditures	1Q’25 (Millions of U.S. Dollars)	1Q’25 (Millions of Mexican Pesos)	1Q’24 (Millions of U.S. Dollars)	1Q’24 (Millions of Mexican Pesos)
Continuing operations	87.0	1,777.0	120.0	2,039.9
Discontinued operations	-	-	0.8	14.1
Total	87.0	1,777.0	120.8	2,054.0

Debt and Lease Liabilities

On March 18, 2025, we repaid all remaining amounts payable under our 6.625% Senior Notes due 2025 in the aggregate amount of U.S.$226.7 million (Ps.4,036.0 million), including the principal amount of U.S.$219.4 million (Ps.3,906.7 million). This payment was hedged at an exchange rate of Ps.17.8028 per U.S. dollar.

The following table sets forth our total consolidated debt and lease liabilities as of March 31, 2025 and December 31, 2024. Amounts are stated in millions of Mexican pesos.

	March 31, 2025	December 31, 2024	(Decrease) Increase
Current portion of long-term debt	4,234.8	4,557.0	(322.2)
Long-term debt, net of current portion	92,688.1	98,398.2	(5,710.1)
Total debt (1)	96,922.9	102,955.2	(6,032.3)
Current portion of long-term lease liabilities	1,244.9	1,243.0	1.9
Long-term lease liabilities, net of current portion	3,805.6	4,143.7	(338.1)
Total lease liabilities	5,050.5	5,386.7	(336.2)
Total debt and lease liabilities	101,973.4	108,341.9	(6,368.5)
(1) As of March 31, 2025 and December 31, 2024, total debt is presented net of finance costs in the amount of Ps.1,226.1 million and Ps.1,259.0 million, respectively.
As of March 31, 2025, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, and non-current investments in financial instruments) was Ps.55,467.3 million. The non-current investments in financial instruments amounted to an aggregate of Ps.2,969.4 million as of March 31, 2025.

Shares Outstanding

As of March 31, 2025 and December 31, 2024, our shares outstanding amounted to 315,119.4 million and 315,451.8 million shares, respectively, and our CPO equivalents outstanding amounted to 2,693.3 million and 2,696.2 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of March 31, 2025 and December 31, 2024, the GDS (Global Depositary Shares) equivalents outstanding amounted to 538.7 million and 539.2 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPOs equivalents by five.

Sustainability

In 2025, we continue to reinforce our purpose: “Bringing people closer to what matters most to them” through our Environmental, Social, and Governance (ESG) actions and initiatives which we continue to monitor and evaluate through our Working Groups and Sustainability Committee.

We continue to make progress in our goals for each of the four pillars of our sustainability strategy. For the Climate-resilient connections pillar, we finished the installation of photovoltaic panels in our corporate headquarters, which will provide emission-free electric energy and reduce costs. For the Empowering People pillar, we are developing a strategy to improve our talent attraction and retention through an enhanced onboarding process for new hires. For the Leading by Example pillar, we are establishing a working group to coordinate Artificial Intelligence initiatives across the company. Finally, for the Digital Inclusion pillar, we continue to provide a more personalized service for Small and Medium Business (SMEs) through our specialized product offers, that fulfill the needs of these clients more integrally, adding value to their businesses.

We keep our commitment to transparency, aligning our reporting to the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB) indicators, and we continue to be a confirmed signatory to the United Nations Global Compact (UNGC), the world’s largest corporate sustainability initiative.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2024, which will be posted on the “Reports and Filings” section of our investor relations website at televisair.com, when filled with the Comisión Nacional Bancaria y de Valores and the Securities and Exchange Commission, respectively.

In addition, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information as well as other important information concerning its business from time to time on its website and elsewhere.  The Company is not responsible for such TelevisaUnivision information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Alejandra García / Tel: (52 55) 4438 1205 / agarcial@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Millions of Mexican Pesos)

		March 31, 2025 (Unaudited)		December 31, 2024 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	43,536.7	Ps.	46,193.2
Trade accounts receivable, net		6,153.5		6,175.8
Other accounts receivable, net		191.7		125.5
Income taxes receivable		6,479.0		6,374.1
Other receivable taxes		3,310.7		3,207.9
Derivative financial instruments		817.7		1,297.0
Due from related parties		855.6		339.6
Transmission rights		798.1		950.7
Inventories		505.4		463.2
Contract costs		1,508.7		1,483.0
Other current assets		2,842.7		1,657.5
Total current assets		66,999.8		68,267.5

Non-current assets:
Trade accounts receivable, net of current portion		484.5		484.5
Due from related party		3,350.9		3,293.5
Derivative financial instruments		—		704.1
Transmission rights		74.2		74.2
Investments in financial instruments		2,969.4		2,494.7
Investments in associates and joint ventures		43,927.3		44,436.7
Property, plant and equipment, net		61,643.9		63,664.3
Investment property, net		2,685.8		2,706.5
Right-of-use assets, net		3,141.0		3,336.9
Intangible assets, net		38,585.9		38,927.0
Deferred income tax assets		20,484.8		20,630.8
Contract costs		2,479.2		2,488.1
Other assets		152.7		149.1
Total non-current assets		179,979.6		183,390.4
Total assets	Ps.	246,979.4	Ps.	251,657.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Millions of Mexican Pesos)

		March 31, 2025 (Unaudited)		December 31, 2024 (Audited)
LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	4,234.8	Ps.	4,557.0
Interest payable		1,431.6		1,674.5
Current portion of lease liabilities		1,244.9		1,243.0
Trade accounts payable and accrued expenses		12,746.1		11,329.9
Customer deposits and advances		1,330.8		1,130.4
Current portion of deferred revenue		287.7		287.7
Income taxes payable		1,073.8		1,320.6
Other taxes payable		2,623.3		2,610.1
Employee benefits		1,258.0		1,258.6
Due to related parties		119.3		202.4
Other current liabilities		2,479.6		1,688.9
Total current liabilities		28,829.9		27,303.1
Non-current liabilities:
Long-term debt, net of current portion		92,688.1		98,398.2
Lease liabilities, net of current portion		3,805.6		4,143.7
Deferred revenue, net of current portion		4,530.8		4,602.7
Deferred income tax liabilities		1,134.7		1,251.4
Post-employment benefits		776.9		772.5
Other long-term liabilities		3,398.7		3,490.7
Total non-current liabilities		106,334.8		112,659.2
Total liabilities		135,164.7		139,962.3

EQUITY
Capital stock		3,933.5		3,933.5
Additional paid-in capital		13,359.5		13,359.5
		17,293.0		17,293.0
Retained earnings:
Legal reserve		1,798.4		1,798.4
Unappropriated earnings		110,175.3		118,508.2
Net income (loss) for the period		319.8		(8,265.5)
		112,293.5		112,041.1
Accumulated other comprehensive loss, net		(13,218.8)		(12,882.8)
Shares repurchased		(13,806.2)		(13,997.3)
		85,268.5		85,161.0
Equity attributable to stockholders of the Company		102,561.5		102,454.0
Non-controlling interests		9,253.2		9,241.6
Total equity		111,814.7		111,695.6
Total liabilities and equity	Ps.	246,979.4	Ps.	251,657.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE MONTHS ENDED MARCH 31, 2025 AND 2024
(Millions of Mexican Pesos)

	Three months ended March 31,
		2025 (Unaudited)		2024 (Unaudited)
Revenues	Ps.	14,973.6	Ps.	15,951.4
Cost of revenues		(9,215.4)		(10,411.9)
Selling expenses		(2,029.4)		(2,354.9)
Administrative expenses		(2,640.1)		(2,551.9)
Income before other income or expense		1,088.7		632.7
Other (expense) income, net		(198.7)		2,293.2
Operating income		890.0		2,925.9
Finance expense		(1,850.0)		(1,911.2)
Finance income		1,421.3		777.8
Finance expense, net		(428.7)		(1,133.4)
Share of income (loss) of associates and joint ventures, net		91.2		(356.6)
Income before income taxes		552.5		1,435.9
Income taxes		(221.0)		(541.0)
Net income from continuing operations		331.5		894.9
Income from discontinued operations, net		—		56.8
Net income	Ps.	331.5	Ps.	951.7

Net income attributable to:
Stockholders of the Company	Ps.	319.8	Ps.	951.8
Non-controlling interests		11.7		(0.1)
Net income	Ps.	331.5	Ps.	951.7

Basic earnings per CPO attributable to stockholders of the Company:
Continuing operations	Ps.	0.12	Ps.	0.33
Discontinued operations		—		0.02
Total	Ps.	0.12	Ps.	0.35

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GRUPO TELEVISA, S.A.B.
(Registrant)

Date: April 30, 2024	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel